                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

-----------------------------------------------------
In the Matter of
                                                              CERTIFICATE
Xcel Energy Inc.
                                                                   OF
File No. 70-9635
                                                             NOTIFICATION
(Public Utility Holding Company
Act of 1935)
----------------------------------------------------

         This Certificate of Notification is filed by Xcel Energy Inc. ("Xcel Energy"), a Minnesota corporation, pursuant to Rule 24. Such filing is made pursuant to Xcel Energy's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated August 22, 2000 (HCAR No. 27218) (the "Order") in the above-referenced file. The Order directed that Xcel Energy file with the Commission certificates pursuant to Rule 24 on a quarterly basis within 60 days from the end of the first three quarters and within 90 days from the end of the last calendar quarter. This certificate reports transactions from July 1, 2001 through September 30, 2001 (the "Third Quarter").

a.) FOLLOWING IS A COMPUTATION UNDER RULE 53(a) SETTING FORTH XCEL ENERGY'S CONSOLIDATED RETAINED EARNINGS AND AGGREGATE INVESTMENT IN ALL EWGS AND
     FUCOS:

     Average consolidated retained earnings:                                  $  2,398.5 million
     Aggregate investment in all EWGs and FUCOs*:                             $    910.1 million

       * The balance includes $781.9 million of Xcel Energy's entire investment in NRG Energy, Inc., not just EWGs and FUCOs.

b.)  FOLLOWING IS A LISTING OF XCEL ENERGY'S AGGREGATE INVESTMENT IN EACH EWG:

     (in millions)
     Investment in EWGs:
        NRG Energy, Inc.*                                                              $   781.9
        Independent Power International                                                     37.3
        Xcel Energy Argentina Inc.  **                                                      17.4
        Denver City Energy Associates, L.P.                                                  7.5
                                                                                       ---------
                                                                                           844.1
         Investment in FUCOs                                                                66.0
                                                                                       ---------
                                                                                       $   910.1
                                                                                       =========

       * The aggregate investment represents Xcel Energy's entire investment in NRG Energy, Inc., not just EWGs and FUCOs.

      ** Xcel Energy Argentina Inc. is an intermediate subsidiary that holds interests in EWGs.

c.)  XCEL ENERGY'S CONSOLIDATED CAPITALIZATION RATIO AS OF SEPTEMBER 30, 2001:

         Debt as a percentage of capitalization                                             65.3%
         (including approximately $2,211 million of short-term debt)

         Common stock equity as a percentage of capitalization*                             31.9%

         Preferred equity as a percentage of capitalization                                  2.8%
         (including mandatorily redeemable preferred securities)

         * Common stock equity includes par value, premium, retained earnings, shares held by ESOP, accumulated other comprehensive income and $651 million of minority interest.

d.)  MARKET-TO-BOOK RATIO OF XCEL ENERGY'S COMMON STOCK AS OF SEPTEMBER 30,
     2001:

         Market-to-book ratio at September 30, 2001                                          1.56

e.) NEW EWG PROJECTS IN WHICH XCEL ENERGY INVESTED OR COMMITTED TO INVEST DURING THE THIRD QUARTER:

     During the third quarter of 2001, Xcel Energy, through Xcel Energy International, assumed financial responsibility of substantially all of the investments of Independent Power International. Xcel Energy Argentina Inc., a wholly-owned subsidiary of Xcel Energy International, was formed to hold these investments. Subsequent to this purchase, Xcel Energy International contributed an additional $17.9 million to Xcel Energy Argentina Inc. to provide financing to pay off outstanding debt and for general corporate purposes.

f.) GROWTH IN CONSOLIDATED EARNINGS (SEGREGATING TOTAL EARNINGS GROWTH ATTRIBUTABLE TO EWG PROJECTS FROM THE REVENUE ATTRIBUTABLE TO ALL OTHER SUBSIDIARIES OF XCEL ENERGY):

         (in millions)
         Retained earnings growth from EWG projects                                 $       452.3
         Retained earnings growth from all other Xcel Energy subsidiaries
              (reflects dividend payments)                                                 (192.3)
                                                                                    -------------
         Total increase in consolidated retained earnings for the year
              ended September 30, 2001                                              $       260.0
                                                                                    =============

g.)  YEAR-TO-DATE REVENUES AND NET INCOME OF EACH EWG THROUGH SEPTEMBER 30,
     2001:

                                                                    Revenue                  Net income
                                                                  ------------              ------------
         (in millions)
         NRG Energy, Inc.                                         $    1,391.6              $      452.2
         Independent Power International                                  22.8                      (1.5)
         Xcel Energy Argentina Inc.                                       20.8                      (0.5)
         Denver City Energy Associates, L.P.                              25.8                       2.1

h.) PURCHASE PRICE PER SHARE OF REPORTED SALES OF XCEL ENERGY COMMON STOCK AND THE MARKET PRICE PER SHARE AT THE DATE OF THE AGREEMENT OF SALE.

     None sold (other than through dividend reinvestment or benefit plans as described below).

i.) THE TOTAL NUMBER OF SHARES OF COMMON STOCK ISSUED DURING THE THIRD QUARTER UNDER XCEL ENERGY'S DIVIDEND REINVESTMENT PLAN AND XCEL ENERGY SYSTEM EMPLOYEE BENEFIT AND EXECUTIVE COMPENSATION PLANS.

     Xcel Energy issued 653,102 shares under its dividend reinvestment plan and 163,391 shares under its system employee benefit and executive compensation plans.

j.) THE NAMES OF THE GUARANTORS AND OF THE BENEFICIARIES OF ANY XCEL ENERGY OR SUBSIDIARY GUARANTEE OR OTHER FORM OF CREDIT SUPPORT ISSUED DURING THE THIRD QUARTER, AND THE AMOUNT, TERM AND PURPOSE OF THE GUARANTEE.

     1. The following guarantees were issued during the Third Quarter:

Guarantor                  Beneficiary                         Amount              Matures         Purpose
-------------------------- ----------------------------------- ------------------- --------------- ------------------------------
Xcel Energy                e prime, inc.                       $  23,000,000       Continuing      Gas Trading
Xcel Energy                e prime, inc.                       $   2,000,000       07/31/02        Gas Trading
Xcel Energy                e prime, inc.                       $   2,000,000       Continuing      Gas Trading
Xcel Energy                e prime, inc.                       $   7,000,000       Continuing      Gas Trading
Xcel Energy                e prime, inc.                       $   5,000,000       07/30/02        Gas Trading
Xcel Energy                e prime, inc.                       $   2,000,000       08/31/02        Gas Trading
NRG Energy, Inc.           NRG Power Marketing, Inc.           $   1,000,000       11/30/02        Energy/financial transactions
NRG Energy, Inc.           NRG Power Marketing, Inc.           $  10,000,000       09/30/02        Futures Agreement
NRG Energy, Inc.           NRG Power Marketing, Inc.           $  10,000,000       07/31/02        Transmission
NRG Energy, Inc.           NRG Power Marketing, Inc.           $  10,000,000       Continuing      Futures Agreement
NRG Energy, Inc.           Pacasmayo Energia SA                $   1,553,752       10/2002         Credit Agreement Obligations
NRG Energy, Inc.           Pacasmayo Energia SA                $   1,290,000       10/2002         Credit Agreement Obligations
NRG Energy, Inc.           Pacasmayo Energia SA                $   1,553,752       10/2002         Credit Agreement
                                                                                                   Obligations
NRG Energy, Inc.           Indian River Power LLC              $   1,022,200       Indefinite      Landfill closure
NRG Energy, Inc.           Entrade GmbH                        $  10,000,000       Indefinite      Credit Agreement Obligations

NRG Energy, Inc.           Meriden Gas Turbine LLC             $   9,157,500       10/2002         Construction
NRG Energy, Inc.           NEO California Power LLC            $   5,832,000       Indefinite      Reliability Agreement
NRG  Northeast
Generating LLC
("NRG NE")                 NRG Power Marketing, Inc.           $   3,000,000       08/31/02        Electric Agreements
NRG NE                     NRG Power Marketing, Inc.           $   3,000,000       07/31/02        Electric Agreements
NRG South Central
Generating LLC ("NRG SC")

                           NRG Power Marketing, Inc.           $     300,000       07/31/02        Electric Agreements
NRG SC                     NRG Power Marketing, Inc.           $   3,000,000       08/31/02        Electric and Gas Agreements
NRG SC                     NRG Power Marketing, Inc.           $   5,000,000       08/31/02        Electric Agreements
NRG SC                     NRG Power Marketing, Inc.           $   2,000,000       08/31/02        Electric Agreements
NRG SC                     NRG Power Marketing, Inc.           $   4,000,000       08/31/02        Electric Agreements




     2. The following letters of credit were increased during the Third Quarter:


Issuing Entity             Beneficiary                         Amount                              Expiration Date
-------------------------- ----------------------------------- ----------------------------------- ------------------------------
NRG Energy, Inc.           NRG Energy, Inc.                    $ 1,600,000                         07/15/02
NRG Energy, Inc.           NRG Energy, Inc.                    $ 1,250,000                         09/14/02

     3. Xcel Energy guaranteed an additional $46,946,519 of surety bonds in the Third Quarter. Such guarantees are exempt under Rule 45 (b)(6).

k.) THE AMOUNT AND TERMS OF ANY SHORT-TERM DEBT ISSUED BY XCEL ENERGY DURING THE THIRD QUARTER.

     Xcel Energy borrows and repays short-term debt on an on-going basis. As of September 30, 2001, Xcel Energy had $261,900,000 in short-term debt outstanding at an average cost of 3.74%.

l.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY UTILITY SUBSIDIARY THAT ARE NOT EXEMPT UNDER RULE 52.

     On an on-going basis Cheyenne Light, Fuel and Power Company (Cheyenne) borrows and repays short-term debt to Xcel Energy. As of September 30, 2001, Cheyenne had $19,910,000 in short-term debt outstanding at an average cost of 3.86%.

     On an on-going basis Black Mountain Gas Company borrows and repays short-term debt to Xcel Energy. As of September 30, 2001, Black Mountain Gas Company had $3,518,913 in short-term debt outstanding at an average cost of 3.86%.

m.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY NON-UTILITY SUBSIDIARY DURING THE THIRD QUARTER THAT ARE NOT EXEMPT UNDER RULE 52.

     1. Certain short-term inter-company notes are issued and repaid on an on-going basis. The proceeds are used for general corporate purposes. As of September 30, 2001, the following such inter-company notes were outstanding with an average interest rate of 3.86%:

                                                                                                             Amount
Lender                                   Borrower                                                          Outstanding
---------------------------------------- ------------------------------------------------------------ ----------------------
Xcel Energy                              Xcel Energy WYCO Inc.                                        $     825,000
Xcel Energy                              Xcel Energy Services Inc.                                    $  44,470,000
Xcel Energy                              Xcel Energy International Inc.                               $  20,150,000
Xcel Energy International Inc.           Xcel Energy Argentina Inc.                                   $  17,900,000
NCE Communications, Inc.                 Xcel Energy Communications Group, Inc.                       $   2,593,000
Xcel Energy                              Xcel Energy Retail Holdings, Inc. ("Xcel Retail")            $  28,175,000
Xcel Retail                              e prime Energy Marketing, Inc.                               $   7,010,000
Xcel Retail                              Xcel Energy Cadence                                          $     860,500
Xcel Retail                              The Planergy Group                                           $  21,031,350
Xcel Retail                              Natrogas, Inc.                                               $     200,000
Xcel Energy Centrus                      Xcel Retail                                                  $     315,000
XERS Inc.                                Xcel Retail                                                  $   1,180,000
Utility Engineering                      Xcel Energy Wholesale Group, Inc.                            $  67,000,000
Quixx Corporation                        Utility Engineering                                          $  37,050,000
Xcel Energy                              Xcel Energy Wholesale Group, Inc.                            $  79,755,000
Utility Engineering                      Applied Power Associates, Inc.                               $     800,000
Utility Engineering                      Proto-Power Corporation                                      $   1,150,000
Utility Engineering                      Universal Utility Services                                   $   1,750,000
Utility Engineering                      Precision Resource Company                                   $     775,000
Xcel Energy                              Xcel Energy Markets Holdings, Inc.                           $  11,825,000
Xcel Energy Markets Holdings, Inc.       e prime, inc.                                                $   9,700,000
Xcel Energy Markets Holdings, Inc.       Viking Gas Transmission Company                              $   2,147,000
Texas-Ohio Pipeline, Inc.                Xcel Energy Ventures Inc.                                    $     170,000

n.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY UTILITY SUBSIDIARY DURING THE THIRD QUARTER UNDER THE EXEMPTION PROVIDED UNDER RULE 52.

     Northern States Power Company (Minnesota)

     On August 16, 2001, Northern States Power Company (Minnesota) renewed its $300 million credit agreement with several banks until August 15, 2002. The interest rate per annum under the agreement is the Eurodollar Rate plus a spread of .475%. The credit agreement is primarily used as a backup line of credit to support Northern States Power Company's (Minnesota ) commercial paper program that is used to fund general corporate needs.

     Utility Subsidiaries Short-term Debt

     On an on-going basis the Utility Subsidiaries borrow and repay short-term debt. As of September 30, 2001, the Utility Subsidiaries listed below had outstanding short-term debt as follows:

                                 Utility Subsidiary                       Amount              Avg. Rate
                  -------------------------------------------------- -------------------- ---------------
                  Public Service Company of Colorado                   $178,050,000             3.76%
                  Southwestern Public Service Company                  $539,406,000             3.68%
                  Northern States Power-Minnesota                      $218,385,000             3.68%
                  Northern States Power-Wisconsin                      $  7,200,000             3.68%

     Public Service Company of Colorado

     As of September 30, 2001, Public Service Company of Colorado had short-term borrowings outstanding from two of its subsidiaries at an average rate of 3.88%. The amount outstanding for each was $2,484,000 from 1480 Welton, Inc. and $1,498,000 from P.S.R. Investments, Inc.

o.) THE AMOUNT AND TERMS OF ANY FINANCINGS CONSUMMATED BY ANY NON-UTILITY SUBSIDIARY DURING THE THIRD QUARTER UNDER THE EXEMPTION PROVIDED UNDER RULE 52.

     1.) On an on-going basis PS Colorado Credit Corporation borrows and repays short-term debt. As of September 30, 2001, PS Colorado Credit Corporation had $82,225,000 outstanding at an average cost of 3.68%.

     2.) In July 2001, NRG Energy, Inc. sold $340,000,000 principal amount of 6.75% Senior Notes due July 2006 and $160,000,000 principal amount of 8.625% Senior Notes due April 2031. These unsecured notes were sold under the following terms and conditions.

                                                               Per Senior Note        Per Senior Note
                                                                  due 2006                due 2031
                                                               ----------------       ---------------

              Price to Public                                      99.875%                105.763%
              Underwriting Discount                                00.600%                 00.875%
              Proceeds to NRG Energy, Inc.                         99.275%                104.888%


          The proceeds to NRG Energy, Inc. were used to pay down its revolving credit facility, other general corporate purposes and to provide capital for planned acquisitions.

     3.) In August 2001, NRG Energy, Inc. entered into a $290,700,000 loan agreement that rolls over day to day. Proceeds will be used to purchase plant assets.

     4.) In September 2001, Saguaro Power Company assumed a $97,000,000 loan agreement that terminates on April 30, 2005. As of September 30, 2001, there was outstanding $52,389,919 with an interest rate of 4.575%.

     5.) In August 2001, Timber Energy Resources Inc. assumed $7,285,000 Industrial Development Refunding Revenue Bonds that mature on December 1, 2002. The interest rate on the bonds is 7%.

     6.) In August 2001, Eloigne Company refinanced a first mortgage on one of its properties. The amount of the refinancing was $850,000 at a rate of 7.0% and a maturity of September 1, 2009.

     7.) Nuclear Management Company, LLC (of which Xcel Energy, Inc. owns 20%) entered into a capital lease for IT equipment on September 1, 2001. The lease is for 48 months and has an interest rate of 8.9%.


p.) THE NOTIONAL AMOUNT AND PRINCIPAL TERMS OF ANY INTEREST RATE HEDGE OR ANTICIPATORY HEDGE ENTERED INTO DURING THE THIRD QUARTER AND THE IDENTITY OF THE PARTIES TO SUCH INSTRUMENTS.

     NRG Energy, Inc. entered into the following interest rate hedges:

              Notional Amount           10 year           Effective        Expiration
                                       Swap Rate             Date             Date            Counterparty
          ------------------------ ------------------- ----------------- --------------- -----------------------
               $ 86,142,112              6.680%            09/28/01         02/29/17     Credit Lyonnais
               $ 90,000,000              6.150%            07/31/03         06/30/28     ABN Amro
               $ 94,762,500              6.710%            02/23/93         05/02/05     Credit Lyonnais



     Additionally, NRG Energy, Inc. reports changes to the following interest rate hedges:

              Notional Amount           10 year           Effective        Expiration
                                       Swap Rate             Date             Date            Counterparty
          ------------------------ ------------------- ----------------- --------------- -----------------------
               $ 11,451,919              7.65%             08/05/97         09/03/02     Heleba
               $137,624,677              8.42%             12/17/99         12/31/10     Various
               $135,000,000              4.79%             06/29/01         07/31/03     ABN Amro
               $ 69,216,000              7.07%             01/01/00         06/28/02     Societe Generale
               $ 69,216,000              7.07%             06/28/02         09/29/06     Societe Generale
               $ 50,500,000             7.195%             01/01/00         06/28/02     ABN Amro
               $ 50,500,000             7.312%             06/01/00         06/28/02     ABN Amro
               $ 50,000,000              6.26%             12/29/00         09/29/06     ABN Amro
               $125,000,000             4.243%             05/31/01         06/30/02     ABN Amro
               $ 46,144,000             7.195%             06/30/02         09/29/06     ABN Amro
               $ 46,144,000             7.312%             06/30/02         09/29/06     ABN Amro

q.) THE NAME, PARENT COMPANY AND AMOUNT INVESTED IN ANY NEW INTERMEDIATE SUBSIDIARY OR FINANCING SUBSIDIARY DURING THE THIRD QUARTER.

     None.

r.) CONSOLIDATED BALANCE SHEETS AS OF THE END OF THE THIRD QUARTER AND SEPARATE BALANCE SHEETS AS OF THE END OF THE THIRD QUARTER FOR EACH COMPANY, INCLUDING XCEL ENERGY, THAT HAS ENGAGED IN FINANCING TRANSACTIONS DURING THE THIRD QUARTER.

     The consolidated balance sheets of Xcel Energy, Public Service Company of Colorado, Southwestern Public Service Company, Northern States Power Company (Minnesota), Northern States Power Company (Wisconsin), NRG Energy, Inc., NRG Northeast Generating LLC and NRG South Central Generating LLC as of September 30, 2001 are incorporated by reference. Such balance sheets were filed with the respective company's Form 10-Q for September 30, 2001. The file numbers are as follows:

                  Xcel Energy                                                 1-3034
                  Public Service Company of  Colorado                         1-3280
                  Southwestern Public Service Company                         1-3789
                  Northern States Power Company (Minnesota)                   000-31709
                  Northern States Power Company (Wisconsin)                   10-3140
                  NRG Energy, Inc.                                            001-15981
                  NRG Northeast Generating LLC                                333-42638
                  NRG South Central Generating LLC                            333-48900

         The following balance sheets as of September 30, 2001 were filed under confidential treatment pursuant to Rule 104(b):

         Exhibit 1         Xcel Energy Wyco Inc.
         Exhibit 2         Xcel Energy Services Inc.
         Exhibit 3         Xcel Energy International Inc.
         Exhibit 4         Xcel Energy Communications Group, Inc.
         Exhibit 5         NCE Communications, Inc.
         Exhibit 6         Xcel Energy Retail Holdings, Inc.
         Exhibit 7         Xcel Energy Cadence
         Exhibit 8         The Planergy Group
         Exhibit 9         Viking Gas Transmission
         Exhibit 10        Xcel Energy Wholesale Group, Inc.
         Exhibit 11        Applied Power Associates, Inc.
         Exhibit 12        Proto-Power Corporation
         Exhibit 13        Universal Utility Services
         Exhibit 14        Precision Resource Company
         Exhibit 15        Xcel Energy Markets Holdings, Inc.
         Exhibit 16        e prime, inc.
         Exhibit 17        Texas-Ohio Pipeline, Inc.
         Exhibit 18        Quixx Corporation
         Exhibit 19        Xcel Energy Centrus
         Exhibit 20        Utility Engineering
         Exhibit 21        Cheyenne Light, Fuel and Power Company
         Exhibit 22        Black Mountain Gas Company
         Exhibit 23        Xcel Energy Ventures Inc.
         Exhibit 24        Eloigne Company
         Exhibit 25        1480 Welton, Inc.
         Exhibit 26        P.S.R. Investments, Inc.

         Exhibit 27        PS Colorado Credit Corporation
         Exhibit 28        e prime Energy Marketing, Inc.
         Exhibit 29        Natrogas, Inc.
         Exhibit 30        XERS Inc.
         Exhibit 31        NRG Power Marketing, Inc.
         Exhibit 32        Saguaro Power Company - not available
         Exhibit 33        Meriden Gas Turbine LLC.
         Exhibit 34        Pacasmayo Energia SA - not available
         Exhibit 35        Indian River Power LLC
         Exhibit 36        Entrade Gmbh
         Exhibit 37        NEO California Power LLC
         Exhibit 38        Timber Energy Resources Inc.
         Exhibit 39        NSP Nuclear Corporation
         Exhibit 40        Nuclear Management Company, LLC
         Exhibit 41        Xcel Energy Argentina Inc. - not available

s.)  REGISTRATION STATEMENTS FILED DURING THE THIRD QUARTER

     The following registration statements were filed:

     None.

     I, Paul E. Pender, Treasurer of Xcel Energy Inc., certify that transactions included in this Certificate of Notification have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application-Declaration.

                                       XCEL ENERGY INC.

                                       By: /s/ Paul E. Pender
                                           -------------------------------------
                                               Paul E. Pender
                                               Treasurer


Dated:  November 29, 2001